UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION

OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32671

INTERCONTINENTALEXCHANGE, INC.

(Exact name of registrant as specified in its charter)

2100 RiverEdge Parkway, Suite 500

Atlanta, Georgia 30328

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Senior Debt Securities

Deferred Compensation Obligations

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:1
Senior Debt Securities: 0
Deferred Compensation Obligations: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, IntercontinentalExchange, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 25, 2013	INTERCONTINENTALEXCHANGE, INC.

	By:	/s/ SCOTT A. HILL
		Name:	Scott A. Hill
		Title:	Senior Vice President and Chief Financial Officer